

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

June 12, 2023

David M. Garfinkle
Executive Vice President and Chief Financial Officer
CoreCivic, Inc.
5501 Virginia Way
Brentwood, TN 37027

> **Re: CoreCivic, Inc.**
> **Form 10-K for fiscal year ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-16109**

Dear David M. Garfinkle:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction